                                                                      Exhibit 21

                     SUBSIDIARIES OF BED BATH & BEYOND INC.

The following are all of the subsidiaries of Bed Bath & Beyond Inc. other than:
(i) 100% owned subsidiaries of Bed `n Bath Stores, Inc., which subsidiaries hold no assets other than a single store lease and, in some cases, fully depreciated fixed assets; and (ii) subsidiaries which in the aggregate would not constitute a significant subsidiary.


NAME                                                             STATE
----                                                             -----
BBBL, Inc.                                                       Delaware
BBBY Management Corp.                                            New Jersey
Bed `n Bath Stores, Inc.                                         New Jersey
Bed Bath & Beyond of California Limited Liability Company        Delaware